SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Visa Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class B-1 common stock, par value $0.0001 per share

Class B-2 common stock, par value $0.0001 per share

(Title of Class of Securities)

92826C201

92826C771

(CUSIP Number of Class of Securities)

Ryan McInerney

Chief Executive Officer

Visa Inc.

P.O. Box 8999

San Francisco, California 94128-8999

(650) 432-3200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Joseph A. Hall

John H. Runne

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Visa Inc., a Delaware corporation (“Visa”). This Schedule TO relates to the offers by Visa to exchange:

•

any and all outstanding shares of its Class B-1 common stock, par value $0.0001 per share (“Class B-1 common stock,” and such offer to exchange, the “Class B-1 Exchange”), for a combination of shares of Visa’s Class B-3 common stock, par value $0.0001 per share (“Class B-3 common stock”) and Visa’s Class C common stock, par value $0.0001 per share (“Class C common stock”), and, where applicable, cash in lieu of fractional shares (“applicable cash consideration”); and

•

any and all outstanding shares of its Class B-2 common stock, par value $0.0001 per share (“Class B-2 common stock,” and such offer to exchange, together with the Class B-1 Exchange, the “Exchange Offer”) for a combination of shares of Class B-3 common stock and Class C common stock and any applicable cash consideration, upon the terms and subject to the conditions set forth in the Prospectus, dated April 13, 2026 (the “Prospectus”) forming part of the Registration Statement (as defined below) and the Letter of Election and Transmittal (the “Letter of Transmittal”), copies of which are filed herewith as Exhibits (a)(4) and (a)(1)(A), respectively. As used in this Schedule TO, the term “Eligible Class B common stock” refers to Visa’s outstanding Class B-1 and Class B-2 common stock, which may be tendered in the Exchange Offer, and the term “Class B stockholder” refers to a holder of Eligible Class B common stock.

As a condition to participating in the Exchange Offer, each exchanging Class B stockholder, together with its respective Parent Guarantors (as defined in the Prospectus), if any, will be required to enter into an agreement (the “Makewhole Agreement”) to reimburse Visa in cash for future obligations related to certain U.S. covered litigation (as further described in the Prospectus) that, but for its participation in the Exchange Offer, would have otherwise been borne by such holder through its ownership of Eligible Class B common stock. A copy of the form of Makewhole Agreement is filed herewith as Exhibit (a)(1)(B).

To participate in the Exchange Offer, Class B stockholders must deliver executed copies of the Letter of Transmittal and the Makewhole Agreement, including any required attachments thereto, to Equiniti Trust Company, LLC (the “Exchange Agent”), as more fully described in the Prospectus and the Letter of Transmittal. Such documentation may be sent to the Exchange Agent’s address set forth in the Prospectus and the Letter of Transmittal or submitted through the Exchange Offer’s online portal (the “Submission Portal”) at portal.sodali.com/VISA. A copy of the instruction letter regarding the use of the Submission Portal (the “Submission Portal Instruction Letter”) is filed herewith as Exhibit (a)(1)(C). In addition, Visa expects to host information sessions for Class B stockholders to address questions relating to the Exchange Offer. A form of the e-mail invitation to such information sessions (the “Information Session Invitation”) is filed herewith as Exhibit (a)(1)(D).

In connection with the Exchange Offer, Visa has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, a registration statement on Form S-4 (Registration No. 333-294062) (as amended through the date hereof, the “Registration Statement”) to register the shares of Class B-3 common stock and Class C common stock offered in exchange for shares of Eligible Class B common stock tendered in the Exchange Offer, as well as the shares of Class A common stock, par value $0.0001 per share (“Class A common stock”), into which the shares of Eligible Class B common stock and Class C common stock are convertible.

As permitted by General Instruction F to Schedule TO, the information set forth in the Prospectus, the Letter of Transmittal, the Makewhole Agreement, the Submission Portal Instruction Letter and the Information Session Invitation, copies of which are filed herewith as Exhibits (a)(4), (a)(1)(A), (a)(1)(B), (a)(1)(C) and (a)(1)(D), respectively, is hereby expressly incorporated by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Item 1. Summary Term Sheet.

Summary Term Sheet. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer” and “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the issuer is Visa Inc. The principal executive offices of Visa are located at P.O. Box 8999, San Francisco, California 94128-8999. Its telephone number is (650) 432-3200.

(b) Securities. Shares of Eligible Class B common stock are the subject securities in the Exchange Offer. The information set forth in the section of the Prospectus entitled “Description of Capital Stock” is incorporated herein by reference.

(c) Trading Market and Price. There is no established public market for shares of Eligible Class B common stock.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The filing person and subject company is Visa. Reference is made to the information set forth under the headings “Summary—The Company” in the Prospectus, which is incorporated herein by reference.

Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of Visa:

Name	Position

Ryan McInerney	Chief Executive Officer and Director

John F. Lundgren	Board Chair

Lloyd A. Carney	Director

Kermit R. Crawford	Director

Francisco Javier Fernández-Carbajal	Director

Teri L. List	Director

Denise M. Morrison	Director

Pamela Murphy	Director

William Ready	Director

Linda J. Rendle	Director

Maynard G. Webb, Jr.	Director

Paul D. Fabara	Chief Risk and Client Services Officer

Chris Suh	Chief Financial Officer

Julie B. Rottenberg	General Counsel

Rajat Taneja	President, Technology

Kelly Mahon Tullier	Vice Chair, Chief People and Corporate Affairs Officer, and Corporate Secretary

The business address for all of the above directors and executive officers is c/o Visa Inc., P.O. Box 8999, San Francisco, California 94128-8999, and each person’s telephone number is (650) 432-3200.

There is neither any person controlling Visa nor any executive officer or director of any corporation or other person ultimately in control of Visa.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer,” “Summary,” “The Exchange Offer,” “Makewhole Agreement,” “Description of Capital Stock” and “Material U.S. Federal Income Tax Considerations” and the cover page of the Prospectus is incorporated herein by reference.

(b) Purchases. The Exchange Offer is open to all holders of outstanding shares of Eligible Class B common stock who validly tender (and did not validly withdraw) their shares in a jurisdiction where the Exchange Offer is permitted. Therefore, any officer, director or affiliate of Visa who is a holder of outstanding shares of Eligible Class B common stock may participate in the Exchange Offer on the same terms and conditions as all other Class B stockholders. As of the date hereof, after making reasonable inquiry, Visa is not aware of any officer, director or affiliate of Visa who is a holder of outstanding shares of Eligible Class B common stock.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Prospectus in the sections entitled “Description of Capital Stock” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer,” “Summary” and “The Exchange Offer—Reasons for the Exchange Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. Shares of Eligible Class B common stock acquired in the Exchange Offer will be canceled.

(c) Plans. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer,” “Summary,” “The Exchange Offer” and “Description of Capital Stock” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer,” “Summary” and “The Exchange Offer” is incorporated herein by reference.

(b) Conditions.

None.

(d) Borrowed Funds.

None.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

None.

(b) Securities Transactions.

None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the sections of the Prospectus entitled “Exchange Agent and Information Agent” and “The Exchange Offer—Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information. The consolidated financial statements of Visa Inc. and subsidiaries as of September 30, 2025 and 2024, and for each of the years in the three-year period ended September 30, 2025 are incorporated herein by reference to Part II, Item 8 of Visa’s Annual Report on Form 10-K for the fiscal year ended September 30, 2025.

The consolidated financial statements of Visa Inc. and subsidiaries as of and for the three-months ended December 31, 2025 and 2024 are incorporated herein by reference to Part I, Item 1 of Visa’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2025.

This document incorporates by reference important business and financial information about Visa from documents filed with the SEC that have not been included in this document. This information is available at the website that the SEC maintains at www.sec.gov, as well as from other sources. See the section of the Prospectus entitled “Where You Can Find More Information; Incorporation of Certain Information by Reference” for more information.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) None.

(2) The information set forth in the Prospectus in the section entitled “The Exchange Offer—Conditions of the Exchange Offer” is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) None.

(c) Other Material Information. The information set forth in the Prospectus, the Letter of Transmittal, the Makewhole Agreement, the Submission Portal Instruction Letter and the Information Session Invitation is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Election and Transmittal.†

(a)(1)(B)	Form of Makewhole Agreement (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(C)	Submission Portal Instruction Letter.†

(a)(1)(D)	Information Session Invitation.†

(a)(4)	Prospectus, dated April 13, 2026 (incorporated by reference to Visa’s Form 424(b)(3) filing (Registration No. 333-294062) filed with the SEC on April 13, 2026).

(a)(5)	Press Release by Visa, dated April 13, 2026 (incorporated by reference to Visa’s Form 425 filed with the SEC on April 13, 2026).

(b)	Not applicable.

(d)	None.

(g)	None.

(h)	Tax Opinion of Davis Polk & Wardwell LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement).

107	Filing Fee Table.†

†	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VISA INC.

By:	/s/ Ryan McInerney
	Name:	Ryan McInerney
	Title:	Chief Executive Officer

Dated: April 13, 2026